Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
December 31, 2003

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
EARNINGS:
Adjusted earnings (loss) from continuing operations before income taxes	$2,203	(135)	27	1,036	(264)
Add fixed charges (see below)	569	549	229	164	126

Adjusted earnings (loss)	2,772	414	256	1,200	(138)

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	552	537	223	158	111
Dividends on preferred stock of a subsidiary	3	—	—	—	—
Distributions on preferred securities of subsidiary trust	—	—	—	—	7
Estimated interest component of operating lease payments	14	12	6	6	8

Fixed charges	569	549	229	164	126
Preferred stock requirements, pre-tax	16	16	16	16	6

Combined fixed charges and preferred stock dividends	585	565	245	180	132

Ratio of earnings to fixed charges	4.87	N/A	1.12	7.34	N/A

Ratio of earnings to combined fixed charges and preferred stock dividends	4.74	N/A	1.05	6.70	N/A

Insufficiency of earnings to cover fixed charges and combined fixed charges	N/A	135	N/A	N/A	264

Insufficiency of earnings to cover fixed charges and combined fixed charges and preferred stock dividends	N/A	151	N/A	N/A	270